

July 20, 2010

Mr. Alan Weichselbaum
Chief Executive Officer and Chief Financial Officer
Jesup & Lamont, Inc.
623 Fifth Avenue, 17th Floor
New York, NY 10022

>   **Re: Jesup & Lamont, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009**
>   **File No. 1-31292**

Dear Mr. Weichselbaum:

We issued comments to you on the above captioned filings on June 17, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 3, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 3, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant